April 5, 2018

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:John Stickel, Staff Attorney

Anne Nguyen Parker, Assistant Director

Re:Amendment No. 1 to Registration Statement on Form S-1

Filed March 20, 2018

File No. 333-223078

Dear Mr. Stickel and Ms. Parker:

Below please find our responses to the Staff’s comment letter dated April 4, 2018 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

General

1.Please provide page numbers throughout the registration statement that correspond with the table of contents.

We have revised the table the Table of Contents accordingly.  See page 5.

Prospectus Summary

2.We note your response to our prior comment 2. Please expand your disclosure to better explain how the Top Kontrol device works, including how it can tell the difference between an authorized driver and an unauthorized thief or carjacker, and how it is the “only” anti-theft and personal safety automobile device that can thwart a carjacking attempt without any action by the driver.

We have expanded the disclosure to the extent that we are comfortable revealing the technical workings of the Top Kontrol product at this time.  We do not wish to (i) bore the reader with unnecessary technical discussion nor, (ii) and most importantly, we do not wish to reveal our specific technology and recognition processes thereunder that we deem protected trade secrets and could potentially be replicated by better funded competitors should we explain our methods and technologies in too much detail in this registration statement.  See pages 5, 23, 25, and F-7.

3.We note your response to our prior comment 4 and reissue in part. Please clarify in the prospectus summary that you have not yet initiated any commercial production runs with any contract manufacturer, that all of the products manufactured to date have been prototype models for testing purposes, and that you do not intend to initiate commercial production until the second half of fiscal 2018.

We have expanded the discussion where appropriate to include this disclosure.  See pages 5, 23, 25, and F-7.

Exhibit 23.1

4.Please include a currently dated consent from the independent registered public accountant in your next amendment of the filing.

Our auditor has issued a new consent letter dated with today’s date.  See Exhibit 23.1.

Please contact Taurus Financial Partners, LLC at (305) 938-0535 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours, /s/ Kao Lee
Kao Lee President and Chief Executive Officer